Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

Sunset Financial Resources, Inc.

of

up to 3,033,981 Shares of its Common Stock

at a Purchase Price of $8.24 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON OCTOBER 6, 2006, UNLESS SUNSET EXTENDS THE OFFER.

September 8, 2006

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Sunset Financial Resources, Inc., a Maryland corporation (the “Company”), is offering to purchase for cash up to 3,033,981 shares of its common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.24 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 8, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). The purchase price offered in the Offer and the number of Shares sought in the Offer will be decreased if the principal balance of Sunset’s Peerless loan exceeds $8 million on September 14, 2006, as described in Section 9 of the Offer to Purchase.

The Offer is being made under the merger agreement that the Company has signed with Alesco Financial Trust providing for the merger of the Company and Alesco (the “Merger”). In the Merger, the Company will issue 1.26 shares of its common stock for each common share of beneficial interest of Alesco, subject to increase based on Sunset’s Peerless loan. Under the merger agreement, the Company is also declaring a $0.50 dividend per share to its stockholders who hold shares at the close of business on the last trading day immediately preceding the Merger. Tendering into the Offer will not prevent the Company’s stockholders from receiving the dividend or voting on the Merger. The Company intends to extend the Offer so that it will close on the next business day after the record date for the pre-closing dividend and immediately prior to the closing of the Merger.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase, dated September 8, 2006;

2.	Letter of Transmittal, for your use in accepting the Offer and tendering Shares of and for the information of your clients, including the Substitute Form W-9;

3.	Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if the shareholder’s Share certificates are not immediately available or cannot be delivered to you to be delivered to the Depositary before the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date; and

5.	Return envelope addressed to Mellon Investor Services LLC, as the Depositary.

The Company’s board of directors has approved the Offer. However, none of the Company, its Board of Directors, the Information Agent or the Depositary make any recommendation to your clients as to whether they should tender or refrain from tendering their Shares. The Company has not authorized any person to make any recommendation. Your clients should carefully evaluate all information regarding the Offer and should consult their own investment and tax advisors. Your clients must decide whether to tender their Shares and, if so, how many Shares to tender. In doing so, your clients should read carefully the information in the Offer to Purchase and in the Letter of Transmittal, including the Company’s reasons for making the Offer (as described in Section 8 of the Offer to Purchase), as well as the information in the proxy statement relating to the Merger before making any decision whether to tender their Shares in the Offer. Certain conditions to the Offer are described in Section 5 of the Offer to Purchase. All tenders must follow the procedures described in Section 2 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 9:00 a.m., New York City time, on October 6, 2006, unless the Company extends the Offer. Under no circumstances will the Company pay interest on the purchase price regardless of any delay in making the payment.

No fees or commissions will be payable by the Company to brokers, dealers, commercial banks or trust companies (other than fees to the information agent, as described in the Offer to Purchase) for soliciting or recommending tenders of shares under the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 4 of the Offer to Purchase).

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Collect: (212) 929-5500 (Call Collect)

Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

Very truly yours,

Sunset Financial Resources, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.